02050216

333-13486

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

P.G.
8/5/02

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
at 5 August 2002

HSBC Bank plc

8 Canada Square, London E14 5HQ, United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No X

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) 82 - ________

M

1/3

HSBC Bank plc

Interim Results

The world's local bank

HSBC

Table of Contents

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC Bank plc (the 'bank') and its subsidiary undertakings, joint ventures and associates (together the 'group'). Among other sections, the 'Performance Review' contains various forward-looking statements which represent the bank's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words 'potential', 'value at risk' 'estimation', 'hypothetical', and similar expressions or variations on such expressions may be considered 'forward-looking statements'. Other factors that could cause actual results, performance or events to differ materially from those expressed or implied in this document include, but are not limited to, general economic conditions, changes in competition, and fiscal and other government policies adopted in the UK and in other countries in which the group has significant business activity or investments.

HSBC BANK PLC
Registered in England: number 14259

REGISTERED OFFICE
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.co.uk

Published by HSBC Bank plc, London
Produced by Group Corporate Affairs, HSBC Holdings plc, London
Designed by Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, Hong Kong

Financial Highlights

On a cash basis (excluding amortisation of goodwill)

Operating profit before provisions up 23.8 per cent to £1,706 million (£1,378 million in the first half of 2001).

Operating profit up 13.0 per cent to £1,418 million (£1,255 million in the first half of 2001).

Pre-tax profit up 2.4 per cent to £1,502 million (£1,467 million in the first half of 2001).

Attributable profit down 1.7 per cent to £1,022 million (£1,040* million in the first half of 2001).

Return on invested capital[†] of 12.4 per cent (13.6* per cent for the first half of 2001).

Cost:income ratio reduced to 55.5 per cent from 59.0 per cent in the first half of 2001.

On a reported basis (after amortisation of goodwill)

Operating profit before provisions up 28.1 per cent to £1,473 million (£1,150 million in the first half of 2001).

Operating profit up 15.4 per cent to £1,185 million (£1,027 million in the first half of 2001).

Pre-tax profit up 2.4 per cent to £1,269 million (£1,239 million in the first half of 2001).

Attributable profit down 2.8 per cent to £789 million (£812* million in the first half of 2001).

Return on average shareholders' funds (equity) of 9.9 per cent (10.8* per cent for the first half of 2001).

Cost:income ratio reduced to 61.6 per cent from 65.8 per cent in the first half of 2001.

Capital position

Total capital ratio of 10.7 per cent (11.1 per cent at 30 June 2001); tier 1 capital ratio of 7.1 per cent (6.9 per cent at 30 June 2001).

* *Prior period comparatives have been restated to reflect the adoption of UK Financial Reporting Standard 19, 'Deferred Tax', details of which are set out in Note 1 on pages 21 and 22.*

† *Return on invested capital reflects cash-based attributable profit adjusted for depreciation attributable to revaluation surpluses*

4

Selected Financial Data

	Half-year ended		
	30 June 2002 £m	30 June 2001 as restated £m	31 December 2001 as restated £m
Profit and loss account data for the period			
Net interest income	**1,998**	1,644	1,887
Other operating income	**1,834**	1,720	1,727
Operating income	**3,832**	3,364	3,614
Administrative expenses and depreciation	**(2,126)**	(1,986)	(2,133)
Amortisation of goodwill	**(233)**	(228)	(232)
Operating profit before provisions	**1,473**	1,150	1,249
Provisions for bad and doubtful debts	**(193)**	(91)	(217)
Other	**(95)**	(32)	(31)
Operating profit	**1,185**	1,027	1,001
Share of operating profit in joint ventures and associates	**2**	15	14
Gains on disposal of investments and tangible fixed assets	**82**	197	36
Profit on ordinary activities before tax	**1,269**	1,239	1,051
Tax on profit on ordinary activities	**(428)**	(381)	(341)
Profit on ordinary activities after tax	**841**	858	710
Minority interests	**(52)**	(46)	(52)
Profit attributable to shareholders	**789**	812	658
Dividends	**623**	626	937
Balance sheet data at period end			
Total assets	**215,134**	203,326	202,309
Risk-weighted assets	**116,694**	112,575	113,749
Shareholders' funds (including non-equity interests)	**16,245**	15,779	15,648
Financial ratios	**per cent**	per cent	per cent
Performance			
On a cash basis			
Return on invested capital	**12.4**	13.6	10.6
Post-tax return on average assets	**1.0**	1.2	1.0
Post-tax return on average risk-weighted assets	**1.9**	2.0	1.7
Cost:income ratio	**55.5**	59.0	59.0
After goodwill amortisation — reported earnings			
Return on average shareholders' funds	**9.9**	10.8	8.0
Post-tax return on average assets	**0.8**	0.9	0.7
Post-tax return on average risk-weighted assets	**1.5**	1.6	1.3
Cost:income ratio	**61.6**	65.8	65.4
Capital			
— total capital	**10.7**	11.1	10.7
— tier 1 capital	**7.1**	6.9	6.8
Other			
Net interest margin	**2.35**	2.13	2.36
Exchange rates	**US$/£**	US$/£	US$/£
Period end	**1.529**	1.405	1.455
Average	**1.444**	1.440	1.440

5

Performance Review

Results of Principal Business Segments

In accordance with the HSBC Group's 'Managing for Value' strategy, the group has segmented its business into the following categories: UK Personal Banking, UK Commercial Banking, UK Corporate and Institutional Banking; UK Treasury and Capital Markets; International Banking; CCF (formerly Crédit Commercial de France); and HSBC Republic. Segments have been reported on a cash basis, which excludes the amortisation of goodwill. Comparative numbers for the half-years ended 30 June and 31 December 2001 have been restated, in line with the *Annual Report and Accounts* for the year ended 31 December 2001.

Central items previously reported within the UK Banking sector have now been allocated across all segments. Interest on central capital has been allocated based on average risk-weighted assets and other regulatory capital requirements, where appropriate. Other central items have been allocated according to the respective business activities of the appropriate segment. This has required some judgement to be made in the allocation process. In particular, substantial costs involved in the delivery of services are not specific to any one particular business segment.

Profit on ordinary activities before tax for each of the three half-years to 30 June 2002 is summarised in the table below:

	Half-year ended		
	30 June 2002 £m	30 June 2001 £m	31 December 2001 £m
Operating profit — cash basis			
UK Personal Banking	**304**	203	265
UK Commercial Banking	**330**	280	278
UK Corporate and Institutional Banking	**138**	262	232
UK Treasury and Capital Markets	**273**	132	199
International Banking	**111**	132	64
CCF	**142**	168	102
HSBC Republic	**120**	78	93
Operating profit — cash basis	**1,418**	1,255	1,233
Amortisation of goodwill*	**(233)**	(228)	(232)
Share of operating profit in joint ventures and associates	**2**	15	14
Gains on disposal of investments and tangible fixed assets	**31**	28	39
Gains/(losses) on disposal of interests in associates	**51**	169	(3)
Profit on ordinary activities before tax	**1,269**	1,239	1,051

* The amortisation of goodwill includes £145 million (£155 million in the first half of 2001and £149 million in the second half of 2001) in respect of the bank's acquisition of CCF and £82 million (£70 million in the first half of 2001 and £77 million in the second half of 2001) in respect of the acquisition of HSBC Republic.

HSBC Bank plc is a principal member of the HSBC Group, one of the world's largest banking and financial services organisations, with some 7,000 offices in 81 countries and territories.

Since March 2002, the HSBC brand has been marketed as 'The world's local bank', which differentiates the Group from its competitors in the UK as well as around the world.

The bank's corporate and institutional customers are characterised by their international representation and the HSBC Group is ideally placed to meet their needs. For personal and commercial customers, the bank's network of branches has locally based managers with experience and authority to provide quick, efficient and flexible service. The bank aims to treat its customers as individuals; support them and leave them in control; recognise their value and provide both expertise they can access readily and products and services that are easy to understand. The bank strives to ensure that charges are always fair and clear.

Customers have access to the bank's services and expertise through different channels, which comprise not only its network of branches, but also the telephone, the Internet, TV and mobile phone. Use of these new channels continued to grow strongly in

Performance Review (continued)

the first half of 2002. The bank now has over one million online personal customers registered for either its Internet or TV banking services. A new telephone-based commercial services and sales centre was opened in Leicester at the beginning of 2002.

Part of the bank's 'Managing for Value' strategy is to pursue new ways of working that are more productive and to build on the Group's international network of offices. Relocating processes from high to low cost regions plays an important part. There are currently two processing centres in China and three in India. The latest processing centre in Bangalore, India opened in June 2002. Business telephone banking calls can now be answered in one of three centres, two in the UK and one in Hyderabad, India.

As part of the Group's key initiative to align more closely its corporate and investment banking activities, Parliamentary consent is being sought to a Private Bill that makes provision to transfer the investment banking business of HSBC Investment Bank plc ('HIB'), a fellow subsidiary of HSBC Group, to the bank. The Bill will also make provision for the transfer of the private banking business of HIB to HSBC Republic Bank (UK) Limited, strengthening the integration of private banking operations within the group.

UK Personal Banking

	Half-year ended		
	30 June 2002 £m	30 June 2001 £m	31 December 2001 £m
Cash basis			
Net interest income	**623**	534	594
Other operating income	**456**	425	466
Operating income	**1,079**	959	1,060
Depreciation	**(40)**	(48)	(50)
Other operating expenses	**(655)**	(638)	(664)
Operating profit before provisions	**384**	273	346
Provisions for bad and doubtful debts	**(66)**	(70)	(78)
Other	**(14)**	—	(3)
Operating profit	**304**	203	265
Gains/(losses) on disposal of investments and tangible fixed assets	**4**	(1)	—
Gains on disposal of interests in associates	**—**	139	—
Profit on ordinary activities before tax	**308**	341	265

Operating profit was £304 million, up 50 per cent over the first half of 2001. Pre-tax profit was £308 million, 9.7 per cent lower than the first half of 2001, which included a profit of £139 million from the sale of the bank's shareholding in British Interactive Broadcasting.

Customer satisfaction

Customer satisfaction is a key measure of success. Surveys show that 93 per cent of the bank's personal customers are 'fairly satisfied' or 'very satisfied' with the service they receive from the bank; the share of customers who are 'very satisfied' has grown since 2001. The bank aims to grow its business through broadening and deepening relationships with customers. Some 4.9 million screen-based, sales contact 'Individual Solutions', tailored to customer needs were offered in the first half of 2002, with 31 per cent leading to a product or service being provided, upgraded or reviewed. Around 240,000 individual service reviews, face-to-face discussions with customers, were carried out in the first half of 2002.

Channel choice

The bank's telephone service received 33 million calls in the first half of 2002, up 12 per cent on the same period last year, which resulted in the volume of telephone sales increasing by 44 per cent over the first half of 2001.

In addition to the current account banking, insurance and share-dealing services, customers can now obtain personal loans and cards online. The number of online transactions doubled to nearly six

7

million in the first half of 2002 compared with the same period last year. TV banking services also continue to grow, with over 160,000 customers now registered.

Current and savings accounts

The bank's *HSBC Premier* service for its high net worth customers has been further enhanced, with nearly 152,000 customers using this service, up 113 per cent from June 2001. In spite of increased competition, the bank increased its number of personal current account customers.

Personal saving balances grew by 23 per cent, with the market share for savings accounts increasing to 6.6 per cent in the first quarter of 2002 from 5.9 per cent in the same period last year. The bank's cash Individual Savings Account (ISA) has attracted several press recommendations and was identified as the top performing cash ISA available from a high street bank in a survey undertaken by *Moneyfacts*. The bank is now the fourth largest provider of cash ISAs.

Credit cards

HSBC Bank is responding to increasing competition by developing a range of tailored solutions providing better service and value. The bank continues to invest in the development of new credit card systems. Implementation will commence in 2003 and will further improve the service and value for customers while reducing operating costs.

Mortgages

The success of the bank's strategy to grow its mortgage business continued, with the gross value of sales up 58 per cent in the first half of 2002 compared with the same period last year. The bank's share of the overall increase in UK mortgage lending for the first half of 2002 was 5.7 per cent, compared with 3.3 per cent in the first half of 2001. Excellent long-term value and service have won widespread recognition. In 2002, the bank again won the *What Mortgage* award for 'Best National Bank' over two, five and 10 years and was nominated by readers of *Mortgage Magazine* as the 'Best First Time Buyer Lender' and 'Lender of the Year'. 'Buy to Let Mortgage' and 'Buying a Home in France' products were launched in 2002.

Personal lending

More customers chose the bank to meet their borrowing requirements. In 2002, personal loan balances grew by 16 per cent over the same period last year, with market share of net advances up from 3.4 per cent in the first half of 2001 to 6.7 per cent.

Wealth management

The bank's wealth management services include life, pensions, investments, general insurance, private client services, estate planning, executorship and stockbroking.

In 2002, the bank's overall personal sales of HSBC-branded life, pensions and investment products, through its tied sales force, were 17 per cent higher than the first half of 2001, despite a difficult investment market. Brokered sales of third party products through the Private Clients service were up by 56 per cent, with new managed funds up 13 per cent compared with the first half of 2001.

The bank's market share for its principal investment products, Open Ended Investment Companies (OEICs) and ISAs, was 6.0 per cent in the first quarter of 2002, up from 4.2 per cent in the same period last year. The UK Growth and Income Fund remains the most recommended by independent financial advisers. In 2002, sales of life protection products were 41 per cent up on the first half of 2001, helped by growth in mortgage sales. The bank continues to be the UK's largest provider of income protection policies.

General insurance sales also increased in 2002 compared with the first half of 2001, with 29 per cent growth in creditor protection insurance income and 8.6 per cent growth in home insurance income.

The Financial Services Authority (FSA) is currently consulting on major changes to the regulations concerning distribution of investment and protection products. The bank supports the proposed changes, referred to as 'depolarisation', that are likely to be implemented in 2003 or 2004. These will allow the bank to offer wider choice, greater convenience and easier access to expertise for its customers. The bank is well placed to create value from this major opportunity as a result of its customer relationship management systems, its ability to manufacture and sell wealth management products cost-effectively, the strength of its brand, and its flexibility to offer choice of products to customers.

8

Performance Review (continued)

First Direct

First Direct's banking business continued to grow, attracting 40,000 new customers during the first half of 2002. First Direct continues to win awards for its high level of customer satisfaction and customer recommendation. During the first half of 2002, these included top ranking for 'understanding customer needs' awarded by *Reader's Digest*, 'best customer service overall' by *Guardian Consumer Finance* and 'best direct sharedealing service' by *Your Money Direct*. In addition, First Direct was recognised as being in the 'Top 100 companies to work for' in a report issued by the *Sunday Times*.

According to MORI, First Direct has the highest ratio of products per customer of any bank in the UK and has the second highest penetration rate, both of main savings accounts and personal loans, amongst its current account base in the UK.

A year after changing from a tied to an independent status for the provision of life, pension and investment products, First Direct, through the launch of the 'capital' proposition, has experienced excellent growth despite poor market conditions.

Following the launch of its 'smartmortgage' product in July 2001, mortgage balances grew from £1.6 billion in June 2001 to £2.4 billion by the end of June 2002. For the third successive year, First Direct received an award from *What Mortgage* magazine for 'best overall national lender over 10 years'.

The growth in First Direct's e-channel services has continued, with over 47 per cent of customers now using internet, mobile phone or WAP (wireless application protocol) banking and 55 per cent of customer contacts being made electronically. Sales from internet banking and mobile phone banking sources have doubled, with over 14 per cent of all product sales now attributable to e-channels.

Financial analysis: first half of 2002 compared with the first half of 2001

Net interest income for 2002 was £623 million, up 17 per cent despite competitive pressure on spreads. Current account balances were up 9.7 per cent and success in cross sales has contributed to growth of 23 per cent in savings balances, 16 per cent in personal lending balances and 21 per cent in mortgage balances.

Other operating income was £456 million, 7.3 per cent up, principally as a result of growth in wealth management income, up by 11 per cent, reflecting growth in general insurance and private clients income. Income also benefited from non-recurring elements in the calculation of profit on long-term assurance business.

Operating expenses were £695 million, up by 1.3 per cent compared with 2001. The bank has continued to invest for the future, notably in internet banking and card processing, whilst continuing to focus on cost containment and productivity improvements. Spending on promoting the HSBC brand was increased and progress has been made towards building the HSBC Group's differentiated brand positioning 'The world's local bank'.

The bank maintained its prudent and responsible credit management policy and the charge for bad debt provisions was £4 million lower than 2001.

Gains on disposal of interests in associates were £139 million lower, due to profit from the sale of the bank's 20 per cent shareholding in British Interactive Broadcasting in May 2001.

UK Commercial Banking

	Half-year ended		
	30 June 2002 £m	30 June 2001 £m	31 December 2001 £m
Cash basis			
Net interest income	**367**	339	360
Other operating income	**349**	337	343
Operating income	**716**	676	703
Depreciation	**(62)**	(67)	(76)
Other operating expenses	**(293)**	(292)	(304)
Operating profit before provisions	**361**	317	323
Provisions for bad and doubtful debts	**(31)**	(35)	(43)
Other	**—**	(2)	(2)
Operating profit	**330**	280	278
Share of operating (loss)/profit in joint ventures and associates	**(1)**	—	1
Gains on disposal of investments and tangible fixed assets	**3**	3	1
Profit on ordinary activities before tax	**332**	283	280

Operating profit was £330 million, up 18 per cent over the first half of 2001. Pre-tax profit was £332 million, 17 per cent higher than the first half of 2001.

Customer satisfaction

Employing product specialists who understand customer needs is a key component of Commercial Banking strategy. In January 2002, a number of specialist sales forces were integrated into the branch network. Working alongside relationship managers, they provide a 'one-stop shop' for financial services.

By being customer-driven, by investing in new sales channels and by effective marketing, the bank has increased its share of the business start-up market. In the first half of 2002, over 43,000 new start-up business accounts were opened, an increase of more than 50 per cent over the same period last year. The number of customers moving accounts from competitors to the bank also grew. During the first half of 2002, the bank sold over 44,000 products to commercial customers.

Discussions are taking place with the Office of Fair Trading following the completion of the Competition Commission's report on banking services for small and medium-sized businesses. Regulatory remedies in the form of price controls are to be implemented on 1 January 2003.

Channel choice

The bank delivers its commercial products through three principal channels: face to face through the branch network, over the telephone through dedicated business telephone banking centres and via the Internet. Business Internet Banking was introduced in January 2002. This service extends electronic banking to the bank's smaller business customers and applications are running at over 1,000 per week.

Business wealth management

The bank offers a range of products to help business owners and directors manage their business and personal wealth. Sales of business protection products have grown, including key person insurance and partnership protection, which were up by 27 per cent over first half of 2001. The bank is now the fifth largest provider of regular premium stakeholder pensions in the UK market, with a 7.5 per cent market share.

Business current and deposit accounts

Current account balances grew by 16 per cent. Deposit account balances were 11 per cent higher compared with the first half of 2001. These results have been assisted by the bank's success in attracting new customers.

Lending

Overdraft and term loans are complemented by a range of specialist products such as invoice finance, leasing and hire purchase. Term lending balances have grown and invoice finance has also performed well, alongside growth in asset and vehicle finance.

Performance Review (continued)

Trade services
International trading conditions have not been favourable. The global economic slowdown led to a 5.9 per cent reduction in export volumes although import volumes were comparable with the first half of 2001. The bank's trade capabilities have been strengthened with the acquisition of a freight management services business.

Payments and cash management
The shift towards electronic methods of payment continues. Hexagon, the HSBC Group's electronic banking service for business customers, attracted 34,000 users compared with 31,000 at June 2001.

Business cards
The bank issues credit cards and purchasing cards to businesses and also provides a card processing facility for retailers. Card accounts increased by 18 per cent.

Financial analysis: first half of 2002 compared with the first half of 2001

Net interest income was £367 million, up 8.3 per cent, primarily driven by higher current account, deposit and term lending balances. Current account balances were higher by £803 million or 16 per cent, reflecting a net 5.2 per cent increase in the number of accounts and higher balances held per customer. Deposit balances were £456 million or 11 per cent ahead of the first half of 2001 and spreads were also improved. Term lending balances grew by £561 million, or 7.5 per cent, and average balances per customer increased compared with the first half of 2001. Lending spreads reduced slightly.

Other operating income was £349 million, up 3.6 per cent. Invoice finance income grew by £2 million, with an 8.3 per cent increase in turnover. Wealth management income increased by £9 million, with income from business protection products growing by £4 million.

Operating expenses at £355 million were down 1.1 per cent. Depreciation on operating leases was £5 million lower whilst other operating expenses benefited from the focus on cost containment and productivity improvements. Investment continues in a number of key technology-driven projects, notably internet delivery and card processing.

The provision for bad and doubtful debts was £31 million, £4 million lower, reflecting a continuation of the portfolio's credit quality.

UK Corporate and Institutional Banking

	Half-year ended		
	30 June 2002 £m	30 June 2001 £m	31 December 2001 £m
Cash basis			
Net interest income	**139**	132	145
Other operating income	**229**	264	232
Operating income	**368**	396	377
Depreciation	**(40)**	(40)	(39)
Other operating expenses	**(109)**	(105)	(100)
Operating profit before provisions	**219**	251	238
Provisions for bad and doubtful debts	**(81)**	11	(7)
Other	**—**	—	1
Operating profit/ profit on ordinary activities before tax	**138**	262	232

Operating profit and profit before tax were £138 million, 47 per cent lower than the first half of 2001. This was mainly due to an increased specific bad debt charge in 2002.

Corporate and Institutional Banking serves the larger corporate and institutional customers of the bank. The bank's relationship managers are organised into a number of specialist industry sectors. This structure allows the bank to provide a 'one-stop shop', sourcing a broad range of financial products and services from across the HSBC Group, as well as allowing its staff to develop an in-depth knowledge of its customers' operations and requirements. The bank has also established a pan-European sectoral approach with sector heads based in London and Paris. Progress has been made in developing new business during a period when merger and acquisition activity has been relatively subdued.

The integration of Corporate and Institutional Banking with Investment Banking and Markets is a key initiative for the HSBC Group, providing a seamless service to customers, and drawing on the capital strength of the bank to grow the underwriting and issuance business.

Payments and cash management

Corporate and Institutional Banking works closely with the bank's European operations to provide cash management solutions across the euro zone. As an industry leader, the bank has been one of the first to pilot Continuous Linked Settlement (CLS) services. When fully launched in the second half of 2002, CLS will significantly reduce foreign exchange market risk. The bank is also developing e-commerce functionality to complement its payment and cash management propositions.

Global custody

The bank is one of the dominant providers of share custody services in the UK, offering comprehensive international sub-custodian services in over 70 markets worldwide. Global Investor Services has over 1,000 customers from the investment industry, with over £725 billion of assets under custody. Income levels were adversely affected by the falls in global stock-market activity and indices, compared with the first half of 2001.

Financial analysis: first half of 2002 compared with the first half of 2001

Net interest income was £139 million, up 5.3 per cent, driven primarily by balance growth. Current account balances grew by £827 million or 19 per cent and deposit account balances increased by £42 million or 3.3 per cent. At a time of falling interest rates, the bank reduced rates paid to customers by less than the fall in market rates, leading to a reduction in spreads. Term lending balances grew by £302 million, or 2.8 per cent, with a slight increase in spread. Overdraft balances grew by £97 million, or 8.4 per cent, and spreads were slightly ahead of last year.

At £229 million, other operating income was 13 per cent lower. Fee income from the specialist corporate and institutional industry sectors was below the first half of 2001, reflecting the limited merger and acquisition activity in the market. Income from Global Investor Services was £4 million, or 11 per cent lower, reflecting subdued market activity and the effect of lower stock-market levels. The bank's start-up investment administration business, Global Funds Services, acquired major clients in the second half of 2001 and in the first half of this year.

In the first half of 2002, operating expenses were £149 million, up 2.8 per cent on the same period last year.

The charge for bad and doubtful debts, at £81 million, was a result of exposure to the telecommunications sector. In 2001, there was a credit of £11 million which reflected releases and recoveries of previously provided debt.

Performance Review (continued)

UK Treasury and Capital Markets

	Half-year ended		
	30 June 2002 £m	30 June 2001 £m	31 December 2001 £m
Cash basis			
Net interest income	**221**	106	191
Other operating income	**161**	113	107
Operating income	**382**	219	298
Depreciation	**(7)**	(7)	(7)
Other operating expenses	**(102)**	(81)	(94)
Operating profit before provisions	**273**	131	197
Provisions for bad and doubtful debts	**—**	1	2
Operating profit	**273**	132	199
Gains on disposal of investments and tangible fixed assets	**4**	—	7
Profit on ordinary activities before tax	**277**	132	206

Operating profit was £273 million, 107 per cent higher than the first half of 2001. Pre-tax profit was £277 million, 110 per cent higher than the first half of 2001.

The UK Treasury and Capital Markets business serves the requirements of a diverse customer base including central banks, financial institutions, large and medium-sized companies and private investors.

Customer requirements are met through the provision of a high-quality, tailored service in foreign exchange, fixed income, money markets, risk-management products and precious metals.

UK Treasury and Capital Markets is benefiting from the ongoing alignment of the HSBC Group's Investment Banking and Markets and Corporate and Institutional Banking activities. The debt capital markets business achieved the highest ranking for bond issuance with UK and French corporate customers. A new international line of business will be created from merging relationship, transaction and investment banking activities for the Group's corporate and institutional clients.

In 2002, the bank extended its range of electronic banking facilities, when 'Markets@hsbc' was launched, allowing customers to receive automatic pricing of foreign exchange. A new version will be released in the second half of 2002, incorporating money market trading. FX-All, in which the HSBC Group is a founder member, has consolidated its market position and is recognised by the industry as the leading electronic foreign exchange dealing platform.

Financial analysis: first half of 2002 compared with the first half of 2001

Net interest income was £221 million, 108 per cent higher, primarily due to earnings on money market business, which benefited from reduced funding costs as short-term lending rates declined. The bank increased income by deploying a higher proportion of its surplus liquidity into holdings of investment grade corporate bonds.

Other operating income was £161 million, up 42 per cent. Foreign exchange revenue increased, reflecting strong growth from emerging markets and currency options. Fixed income business produced good trading results, including growth from bond origination activities which benefited from the continued alignment with the HSBC Group's corporate clients and an improved performance from gilt trading.

Operating expenses were £109 million, up 24 per cent, mainly reflecting higher bonus accruals in line with increased business performance.

International Banking

	Half-year ended		
	30 June 2002 £m	30 June 2001 £m	31 December 2001 £m
Cash basis			
Net interest income	**189**	151	159
Other operating income	**104**	95	97
Operating income	**293**	246	256
Depreciation	**(18)**	(10)	(13)
Other operating expenses	**(144)**	(97)	(123)
Operating profit before provisions	**131**	139	120
Provisions for bad and doubtful debts	**(17)**	(6)	(53)
Other	**(3)**	(1)	(3)
Operating profit	**111**	132	64
(Losses)/gains on disposal of investments and tangible fixed assets	**(2)**	(4)	1
Profit on ordinary activities before tax	**109**	128	65

Operating profit was £111 million, 16 per cent lower than the first half of 2001. Pre-tax profit was £109 million, 15 per cent down. Underlying business performance remained positive, after taking into account the unusual trading conditions in Turkey in the first half of 2001.

Offshore Islands

HSBC Bank International Limited is the HSBC Group's main provider of offshore wealth management services for expatriate customers around the world. It is currently expanding its services worldwide across the HSBC Group network using multi-distribution channels. A new branch was opened in the Hong Kong SAR in the first half of 2002, following new offices in Dubai and Singapore during the second half of 2001.

Turkey

The acquisition of Demirbank in October 2001 represented a major expansion of the bank's franchise. Operations and business activities have been successfully integrated and merged with HSBC Bank A.S. The bank now serves over 500,000 customers through more than 160 branches. Internet banking has been expanded to commercial customers, allowing funds transfers and foreign exchange dealing.

Greece

The bank obtained primary dealership status in the local market and also won a mandate for the underwriting and distribution of Greek government bonds. Building on the extended branch network, the bank issued credit cards for the first time. There are now 23 branches in Greece.

Malta

The bank introduced several new products in 2002, including a capital-protected world index fund, a new equity-linked deposit account and 'HomeStart', a new mortgage which offers customers lower interest repayments in the initial years. HSBC Bank Malta p.l.c. is introducing HomeLoan shops in the larger retail branches.

Financial analysis: first half of 2002 compared with the first half of 2001

Net interest income was £189 million, 25 per cent higher than the first half of 2001 which benefited from short-term money market income in Turkey that arose from local market conditions. The increase in 2002 reflected higher income in Turkey, mainly a result of the personal banking portfolio acquired from Demirbank, higher margins in Offshore and additional income in Ireland.

Other operating income was £104 million, 9.5 per cent higher than the first half of 2001. This reflected higher fee and commission income in Turkey, mainly fees generated on the acquired credit card portfolio.

Depreciation was £18 million, £8 million higher than the first half of 2001 due to the Demirbank acquisition.

Performance Review (continued)

Other operating expenses were £144 million, 48 per cent higher than the first half of 2001, mainly due to the increased cost base in Turkey following the acquisition of Demirbank.

Provisions for bad and doubtful debts were £17 million, compared with £6 million in the first half of 2001, mainly due to further specific provisions raised on one customer in 2002.

CCF

	Half-year ended		
	30 June 2002 £m	30 June 2001 £m	31 December 2001 £m
Cash basis			
Net interest income	**334**	291	327
Other operating income	**352**	393	356
Operating income	**686**	684	683
Depreciation	**(32)**	(32)	(37)
Other operating expenses	**(448)**	(460)	(471)
Operating profit before provisions	**206**	192	175
Provisions for bad and doubtful debts	**4**	2	(56)
Other	**(68)**	(26)	(17)
Operating profit	**142**	168	102
Share of operating profit in joint ventures and associates	**5**	15	13
Gains on disposal of investments and tangible fixed assets	**15**	22	24
Gains/(losses) on disposal of interests in joint ventures and associates	**51**	30	(3)
Profit on ordinary activities before tax	**213**	235	136

Operating profit was £142 million, 15 per cent lower than the first half of 2001. Pre-tax profit was £213 million, 9 per cent lower than the first half of 2001.

CCF's reporting subsidiaries have changed since the beginning of 2001. Banque Hervet was acquired at the beginning of March 2001, CCF Brazil was sold to HSBC Bamerindus in March 2001, and gains were made during the previous year from the disposal of venture capital investments. CCF's private banking activities in Switzerland, Luxembourg, Monaco and the Bahamas were sold to HSBC Republic and CCF now has an equity stake of 14.3 per cent in the HSBC Republic holding company. CCF continues to develop its business in France and, as announced recently, will acquire 11 branches from Banque Worms in the second half of this year. These structural changes complicate the comparison between the periods.

Financial analysis: first half of 2002 compared with the first half of 2001

Net interest income was £334 million, £43 million higher than last year. Personal and commercial net interest income grew significantly, mainly as a result of growth in customer loans and sight deposits. Treasury money market and arbitrage activities, which benefited from reduced funding costs following lower interest rates in the second half of 2001, also grew strongly.

Other operating income was £352 millon, £41 million lower than last year. After taking into account changes in reporting subsidiaries, fees and commissions grew by over 6 per cent. In the CCF network, personal and commercial banking fees rose by over 10 per cent and in the regional banking subsidiaries by almost 3 per cent. Stock-market commissions benefited from privatisation activities but fell overall by 4 per cent due to current stock-market conditions. In the regional banking subsidiaries, fees grew by almost 3 per cent, with growth in banking transactions fees, including sales of investment protection products, compensating for lower stock-market commissions. Corporate and Institutional banking fees increased strongly compared with the previous year, reflecting the synergies between CCF and other members of the

HSBC Group. Treasury income was reduced largely as a result of lower dealing profits due to the treasury arbitrage activities mentioned above, together with the impact of widening credit spreads on corporate bond trading activities. In the primary bond market, the strong synergies between the group's principal dealing centres in Paris, London and Frankfurt helped to win new mandates and to rank HSBC as top of the Bondware eurocorporate league table for UK and French issuers at end of June.

Total operating income on an underlying basis grew by over 8 per cent compared with the first half of last year.

Other operating expenses in 2002 were £448 million compared with £460 million in 2001. Most of the reduction is due to the change in the reporting subsidiaries since last year. Underlying costs actually increased by 3 per cent, or 2 per cent, excluding non-recurrent euro charges.

'Other' includes a write-down for the permanent diminution in value in respect of a fixed asset investment.

CCF's share of associated company profits was lower in 2002, due to reduced embedded value profit in an insurance company.

Gains on disposal of interests in joint ventures and associates included profit on the sale of shareholdings in Loxxia Slibail and Lombard Bank.

Performance Review (continued)

HSBC Republic

	Half-year ended		
	30 June 2002 £m	30 June 2001 £m	31 December 2001 £m
Cash basis			
Net interest income	**125**	91	111
Other operating income	**183**	93	126
Operating income	**308**	184	237
Depreciation	**(6)**	(4)	(7)
Other operating expenses	**(170)**	(105)	(148)
Operating profit before provisions	**132**	75	82
Provisions for bad and doubtful debts	**(2)**	6	18
Other	**(10)**	(3)	(7)
Operating profit	**120**	78	93
Share of operating loss in associates	**(2)**	—	—
Gains on disposal of investments and tangible fixed assets	**7**	8	6
Profit on ordinary activities before tax	**125**	86	99

Operating profit was £120 million, up 54 per cent over the first half of 2001. Pre-tax profit was £125 million, 45 per cent higher than the first half of 2001.

HSBC Republic is represented in Europe and Asia with operations located in Switzerland, Monaco, Luxembourg, the Hong Kong SAR, Singapore, the Bahamas and Guernsey.

As part of the integration of private banking activities, Handelsfinanz-CCF Bank, HSBC Guyerzeller Bank AG and HSBC Private Banking (Bahamas) Limited were transferred from other HSBC Group companies and have made their first contributions to HSBC Republic's profits during the first half of 2002. The Hong Kong SAR and Singapore businesses, transferred in 2001, have contributed six month's profit in 2002.

Following these acquisitions, there is approximately £61 billion of funds under management. These grew by £2.9 billion from net new money and positive market effects.

Financial analysis: first half of 2002 compared with the first half of 2001

The structural changes referred to above contributed pre-tax profit of £36 million to first half 2002 performance. Excluding the effect of these, the principal changes were:

Net interest income was £80 million, down 6.3 per cent, primarily driven by a reduction in overall interest rates on the investment portfolio and the sale of emerging market securities in late 2001 and early 2002.

Other operating income was £90 million, up 31 per cent. Fee and commission income grew by £13 million, with an increase of £6 million on the bank's investment funds and £4 million in transaction-based commissions. Dealing income grew by £9 million due to £2 million from improved foreign exchange trading in 2002 and the adverse effect in 2001 of £7 million of interest rate cap write-offs.

Salaries and other staff costs were £60 million, up by 3.4 per cent, mostly attributable to increases in headcount and base salaries.

Provisions for bad debts and contingent liabilities were £9 million in June 2002 compared with a credit of £3 million in 2001. This year's figure reflected increased provisions related to the growth in the loan portfolio.

Analysis of Total Assets

The following table analyses total assets by business segment:

	30 June 2002 £m	30 June 2001 as restated £m	31 December 2001 as restated £m
UK Personal Banking	**33,346**	28,768	30,724
UK Commercial Banking	**18,572**	18,179	17,752
UK Corporate and Institutional Banking	**18,770**	18,269	19,276
UK Treasury and Capital Markets	**50,800**	44,345	47,037
International Banking	**13,791**	12,236	12,670
CCF	**52,697**	54,881	47,082
HSBC Republic	**27,158**	26,648	27,768
Total assets	**215,134**	203,326	202,309

The above figures represent third-party assets only; intra-group balances are excluded.

Total assets were £12.8 billion, 6 per cent higher than at 31 December 2001. Within UK Personal Banking, mortgage balance growth was strong and term lending increased in UK Commercial Banking.

In UK Treasury and Capital Markets, there was an increase in stock lending and borrowing, following the transfer of assets from another part of the Group. International Banking assets increased in a number of countries. In CCF, growth was mainly due to increases in reverse repo and settlement account balances.

Off-Balance Sheet Financial Instruments

	30 June 2002 £m	30 June 2001 £m	31 December 2001 £m
Exchange rate contracts	**324,542**	352,003	308,889
Interest rate contracts	**687,998**	631,082	653,182
Equities contracts	**28,544**	17,076	21,098
Total contracts	**1,041,084**	1,000,161	983,169

The table above shows the contract amounts of third-party off-balance sheet transactions.

For exchange rate, interest rate and equities contracts, the notional or contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

Performance Review (continued)

Market Risk

Value at risk ('VAR') is a technique for estimating the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. VAR is a principal component of the management of market risk for the group and is calculated to a 99 per cent confidence level for a 10-day holding period.

Market risk and the limitations of VAR are detailed on page 36 of the bank's *Annual Report and Accounts* for the year ended 31 December 2001. Trading VAR for the group was:

	At 30 June 2002 £m	Minimum during the first half of 2002 £m	Maximum during the first half of 2002 £m	Average for the first half of 2002 £m	At 31 December 2001 £m
Total trading activities	**25.9**	**18.6**	**37.5**	**27.7**	27.5
Foreign exchange trading positions	**6.2**	**3.5**	**22.4**	**9.4**	6.9
Interest rate trading positions	**23.1**	**16.1**	**36.4**	**22.7**	25.0
Equities trading positions	**1.3**	**0.8**	**3.9**	**1.8**	2.3

Daily distribution of market risk revenues

The average daily revenue earned from market risk-related treasury activities for the group in the first half of 2002, including accrual book net interest income and funding relating to dealing positions, was £4.1 million, compared with £2.7 million for the first half of 2001 and £3.5 million for the second half of 2001. The standard deviation of these daily revenues was £3.1 million. An analysis of the frequency distribution of daily revenues shows a maximum daily loss of £7.7 million, with 12 out of 128 days showing losses. The most frequent result was a daily revenue of between £3 million and £4 million with 24 occurrences. The highest daily revenue was £12.2 million.

Daily distribution of market risk revenues for the half-year ended 30 June 2002


Number of days
25
20
15
10
5
0
1
2
2
7
6
5
20
24
18
17
5
8
5
2
3
2
1
-8
-7
-6
-5
-4
-3
-2
-1
0
1
2
3
4
5
6
7
8
9
10
11
12
13
Revenues (£m)

Consolidated Profit and Loss Account

	Half-year ended 30 June 2002	Half-year ended 30 June 2001 as restated	Half-year ended 31 December 2001 as restated
	£m	£m	£m
Interest receivable	**4,094**	5,092	4,391
Interest payable	**(2,096)**	(3,448)	(2,504)
Net interest income	**1,998**	1,644	1,887
Other operating income	**1,834**	1,720	1,727
Operating income	**3,832**	3,364	3,614
Administrative expenses	**(1,921)**	(1,778)	(1,904)
Depreciation and amortisation			
— tangible fixed assets	**(205)**	(208)	(229)
— goodwill	**(233)**	(228)	(232)
Operating expenses	**(2,359)**	(2,214)	(2,365)
Operating profit before provisions	**1,473**	1,150	1,249
Provisions			
— provisions for bad and doubtful debts	**(193)**	(91)	(217)
— provisions for contingent liabilities and commitments	**(16)**	(22)	(12)
Amounts written off fixed asset investments	**(79)**	(10)	(19)
Operating profit	**1,185**	1,027	1,001
Share of operating profit in joint ventures and associates	**2**	15	14
Gains/(losses) on disposal of			
— interests in joint ventures and associates	**51**	169	(3)
— investments	**30**	27	31
— tangible fixed assets	**1**	1	8
Profit on ordinary activities before tax	**1,269**	1,239	1,051
Tax on profit on ordinary activities	**(428)**	(381)	(341)
Profit on ordinary activities after tax	**841**	858	710
Minority interests			
— equity	**(19)**	(14)	(14)
— non-equity	**(33)**	(32)	(38)
Profit attributable to shareholders	**789**	812	658
Dividends (including non-equity)	**(623)**	(626)	(937)
Retained profit/(loss) for the period	**166**	186	(279)
Per ordinary share	**pence**	pence	pence
Earnings (basic and diluted)	**96.1**	98.6	77.9
Dividends	**75.3**	75.3	112.9
	m	m	m
Average number of ordinary shares outstanding	**797**	797	797

20

Consolidated Balance Sheet

	30 June 2002	30 June 2001 as restated	31 December 2001 as restated
	£m	£m	£m
Assets			
Cash and balances at central banks	**1,549**	1,137	1,617
Items in the course of collection from other banks	**1,946**	2,946	2,249
Treasury bills and other eligible bills	**2,380**	3,864	2,937
Loans and advances to banks	**31,549**	38,100	32,331
Loans and advances to customers	**98,910**	85,473	89,001
Debt securities	**43,953**	40,163	41,877
Equity shares	**2,632**	2,046	2,287
Interests in joint ventures			
— gross assets	**139**	1,341	1,347
— gross liabilities	**(46)**	(1,188)	(1,183)
	93	153	164
Interests in associates	**108**	121	128
Intangible fixed assets	**8,533**	8,319	8,403
Tangible fixed assets	**4,590**	4,370	4,424
Other assets	**16,214**	14,232	14,463
Prepayments and accrued income	**2,677**	2,402	2,428
Total assets	**215,134**	203,326	202,309
Liabilities			
Deposits by banks	**30,729**	32,098	28,779
Customer accounts	**125,020**	115,674	118,886
Items in the course of transmission to other banks	**1,329**	2,113	1,439
Debt securities in issue	**8,038**	8,965	8,574
Other liabilities	**24,197**	19,621	19,683
Accruals and deferred income	**2,348**	2,125	2,165
Provisions for liabilities and charges			
— deferred taxation	**593**	377	537
— other provisions for liabilities and charges	**851**	722	758
Subordinated liabilities			
— undated loan capital	**1,430**	1,527	1,487
— dated loan capital	**2,883**	2,977	2,948
Minority interests			
— equity	**240**	202	244
— non-equity	**1,231**	1,146	1,161
Called up share capital	**797**	797	797
Share premium account	**11,979**	12,028	12,009
Revaluation reserve	**169**	104	166
Profit and loss account	**3,300**	2,850	2,676
Shareholders' funds (including non-equity interests)	**16,245**	15,779	15,648
Total liabilities	**215,134**	203,326	202,309

2(

Statement of Total Consolidated Recognised Gains and Losses

	Half-year ended 30 June 2002	Half-year ended 30 June 2001 as restated	Half-year ended 31 December 2001 as restated
	£m	£m	£m
Profit for the period attributable to shareholders	**789**	812	658
Unrealised surplus on revaluation of land and buildings	**—**	—	64
Exchange and other movements	**431**	(210)	84
Total recognised gains and losses for the period	**1,220**	602	806
Prior period adjustment (as explained in Note 1)	**18**	—	—
Total gains and losses since last annual report	**1,238**	602	806

Reconciliation of Movements in Consolidated Shareholders' Funds

	Half-year ended 30 June 2002	Half-year ended 30 June 2001 as restated	Half-year ended 31 December 2001 as restated
	£m	£m	£m
Profit for the period attributable to shareholders	**789**	812	658
Dividends	**(623)**	(626)	(937)
	166	186	(279)
New share capital subscribed	**35**	930	573
Share capital redeemed	**(35)**	—	(573)
Other recognised gains/(losses) relating to the period	**431**	(210)	148
Net change in shareholders' funds	**597**	906	(131)
Shareholders' funds at beginning of period (*originally £15,630 million before adding prior period adjustment of £18 million)	**15,648***	14,873	15,779
Shareholders' funds at end of period	**16,245**	15,779	15,648

Statement of Consolidated Cash Flows

	Half-year ended 30 June 2002	Half-year ended 30 June 2001	Half-year ended 31 December 2001
	£m	£m	£m
Net cash inflow from operating activities	4,010	284	1,509
Dividends received from joint ventures and associates	6	3	—
Returns on investments and servicing of finance:			
Interest paid on finance leases and similar hire purchase contracts	(6)	(6)	(6)
Interest paid on subordinated loan capital	(102)	(137)	(173)
Dividends paid to minority interests	(30)	(15)	(69)
Preference dividends paid	—	(26)	(24)
Net cash (outflow) from returns on investments and servicing of finance	(138)	(184)	(272)
Taxation paid	(187)	(259)	(396)
Capital expenditure and financial investments:			
Purchase of investment securities	(10,507)	(12,629)	(14,536)
Proceeds from sale of investment securities and amounts repaid	10,379	17,717	12,205
Purchase of tangible fixed assets	(401)	(302)	(415)
Proceeds from sale of tangible fixed assets	53	72	269
Net cash (outflow)/inflow from capital expenditure and financial investments	(476)	4,858	(2,477)
Acquisitions and disposals:			
Net cash (outflow) from acquisition of interest in subsidiary undertakings	(257)	(980)	(523)
Purchase of interest in joint ventures, associates and other participating interests	(3)	(13)	(3)
Proceeds from disposal of interest in subsidiary undertakings	89	80	—
Proceeds from disposal of interest in joint ventures, associates and other participating interests	124	32	1
Net cash (outflow) from acquisitions and disposals	(47)	(881)	(525)
Equity dividends paid	(900)	(600)	(600)
Net cash inflow/(outflow) before financing	2,268	3,221	(2,761)
Financing:			
Share capital issued	35	930	573
Share capital redeemed	(35)	—	(573)
Subordinated loan capital issued	350	78	281
Subordinated loan capital issued to a minority interest	—	620	—
Subordinated loan capital repaid	(349)	(948)	(261)
Net cash inflow from financing	1	680	20
Increase/(decrease) in cash	2,269	3,901	(2,741)

Notes on the Accounts

1 Basis of preparation

The accounting policies adopted are consistent with those described in the *Annual Report and Accounts* for the year ended 31 December 2001 except as noted below.

This document incorporates the requirements of the *Report on Form 6-K* for the half-year ended 30 June 2002 to the US Securities and Exchange Commission (the US SEC) for HSBC Bank plc (the 'bank') and its subsidiary undertakings (together the 'group'). The term 'HSBC Group' means HSBC Holdings plc (of which the bank is a subsidiary undertaking) and its subsidiary undertakings. In addition, the term 'UK GAAP' means generally accepted accounting principles in the United Kingdom, and 'US GAAP' means generally accepted accounting principles in the United States.

The bank's consolidated financial statements are prepared in accordance with UK GAAP, which differs in certain respects from US GAAP. For a discussion of the significant differences between UK GAAP and US GAAP and a reconciliation of profit attributable to shareholders and shareholders' funds between amounts calculated under UK GAAP and those adjusted to accord with US GAAP, see Note 44 of 'Notes on the Accounts' included in the bank's *Annual Report and Accounts* for the year ended 31 December 2001 and Note 5.

The group adopted the provisions of the UK Financial Reporting Standard (FRS) 19 'Deferred Tax' with effect from 1 January 2002. This has required a change in the method of accounting for deferred tax. Deferred tax is now recognised in full, subject to recoverability of deferred tax assets. Previously, deferred tax assets and liabilities were recognised only to the extent they were expected to crystallise.

The change in accounting policy has been reflected by way of a prior period adjustment. The comparative figures have been restated as follows:

Consolidated Profit and Loss Account — Tax on profit on ordinary activities

	Half-year ended 30 June 2001	Half-year ended 31 December 2001
	£m	£m
Under previous policy	(357)	(194)
Adoption of FRS 19	(24)	(147)
Under new policy (as restated)	(381)	(341)

The increase in the restated 2001 tax charge is due to the reversal of a benefit taken in 2001 in respect of deferred tax assets attributable under the old policy to prior years, and the establishment of a provision required under the new policy in respect of a possible clawback of capital allowances.

The effect on the results for the current period of the adoption of FRS 19 is immaterial.

Notes on the Accounts (continued)

1 Basis of preparation *(continued)*

Consolidated Balance Sheet

	Intangible fixed assets	*Other assets*	*Provisions for liabilities and charges*	*Minority interests — equity*	*Profit and loss account*
	£m	£m	£m	£m	£m
At 30 June 2001					
Under previous policy	8,355	14,232	579	201	2,685
Adoption of FRS 19	(36)	—	(202)	1	165
Under new policy (as restated)	8,319	14,232	377	202	2,850
At 31 December 2001					
Under previous policy	8,436	14,457	583	243	2,658
Adoption of FRS 19	(33)	6	(46)	1	18
Under new policy (as restated)	8,403	14,463	537	244	2,676

2 Interim results and statutory accounts

The information in this report is unaudited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 ('the Act'). The *Interim Results 2002* was approved by the Board of Directors on 5 August 2002. Statutory financial statements for the year ended 31 December 2001, which are combined with HSBC Bank plc's *Annual Report on Form 20-F*, have been delivered to the Registrar of Companies in England and Wales in accordance with Section 242 of the Act and filed with the US SEC. The auditor has reported on those accounts; its report was unqualified and did not contain a statement under Section 237(2) or (3) of the Act.

3 Securitisation transactions

Loans and advances to customers include balances that have been securitised. Certain of these balances meet the requirements for linked presentation under FRS 5, 'Reporting the substance of transactions'.

In the balance sheet on page 18, the non-recourse finance has been netted against customer loans as follows:

	30 June 2002	30 June 2001	31 December 2001
	£m	£m	£m
Customer loans	**1,287**	1,287	1,287
Non-recourse finance	**(1,128)**	(1,144)	(1,145)
Funding provided by the bank	**159**	143	142

4 Reconciliation of operating profit to net cash inflow from operating activities

	Half-year ended 30 June 2002	Half-year ended 30 June 2001	Half-year ended 31 December 2001
	£m	£m	£m
Operating profit	**1,185**	1,027	1,001
Change in prepayments and accrued income	**(238)**	105	10
Change in accruals and deferred income	**159**	(779)	75
Interest on finance leases and similar hire purchase contracts	**6**	6	6
Interest on subordinated loan capital	**124**	174	142
Depreciation and amortisation	**438**	436	461
Amortisation of discounts and premiums	**35**	(62)	(17)
Provisions for bad and doubtful debts	**193**	91	217
Loans written off net of recoveries	**(93)**	(134)	(128)
Provisions for liabilities and charges	**121**	57	95
Provisions utilised	**(55)**	(103)	(64)
Amounts written off fixed asset investments	**79**	10	19
Net cash inflow from trading activities	**1,954**	828	1,817
Change in items in the course of collection from other banks	**303**	(439)	700
Change in treasury bills and other eligible bills	**(52)**	(3)	1,409
Change in loans and advances to banks	**3,900**	314	2,685
Change in loans and advances to customers	**(10,026)**	(3,306)	(3,354)
Change in other securities	**(1,812)**	(7,952)	222
Change in other assets	**(1,208)**	(464)	(76)
Change in deposits by banks	**2,174**	2,077	(3,485)
Change in customer accounts	**4,543**	8,444	2,722
Change in items in the course of transmission to other banks	**(109)**	594	(688)
Change in debt securities in issue	**(538)**	(549)	(391)
Change in other liabilities	**4,513**	761	(95)
Elimination of exchange differences and other non-cash movements	**368**	(21)	43
Net cash inflow from operating activities	**4,010**	284	1,509

Notes on the Accounts (continued)

5 Differences between UK GAAP and US GAAP

The accounting policies under which the consolidated financial statements of the group are prepared conform with UK GAAP and differ in certain respects from US GAAP as detailed in Note 44 of the 'Notes on the Accounts' in the bank's *Annual Report and Accounts* for the year ended 31 December 2001.

The following tables summarise the significant adjustments to net income and shareholders' equity that would result if US GAAP had been applied instead of UK GAAP.

a *Net income*

	Note	**Half-year ended 30 June 2002**		Half-year ended 30 June 2001 as restated		Half-year ended 31 December 2001 as restated	
		£m	**£m**	£m	£m	£m	£m
Attributable profit of the group (UK GAAP)			**789**		812		658
Lease financing		**(24)**		(15)		(13)	
Debt swaps		**—**		3		—	
Shareholders' interest in long-term assurance fund		**(22)**		(24)		(47)	
Pension costs		**(36)**		(22)		(18)	
Stock-based compensation costs		**(27)**		(29)		(39)	
Goodwill	*d*	**238**		38		74	
Internal software costs		**40**		26		48	
Revaluation of property		**(9)**		3		8	
Accruals accounted derivatives		**(326)**		(74)		271	
Permanent diminution in value of securities available for sale		**(33)**		—		—	
Foreign exchange on investment securities	*c*	**(377)**		50		(13)	
Taxation							
— US GAAP		**—**		5		107	
— on reconciling items		**234**		12		(64)	
			(342)		(27)		314
Estimated net income (US GAAP)			**447**		785		972
			pence		pence		pence
Per ordinary share			**53.3**		95.5		118.7

5 Differences between UK GAAP and US GAAP *(continued)*

b *Shareholders' equity*

	Note		**30 June 2002**		30 June 2001 as restated		31 December 2001 as restated
		£m	**£m**	£m	£m	£m	£m
Shareholders' funds (UK GAAP)			**16,245**		15,779		15,648
Lease financing		**(231)**		(194)		(207)	
Shareholders' interest in long-term assurance fund		**(486)**		(417)		(464)	
Pension costs		**(494)**		(443)		(458)	
Goodwill	*d*	**(452)**		(441)		(436)	
Internal software costs		**218**		130		178	
Revaluation of property		**(366)**		(301)		(357)	
Accruals accounted derivatives		**(66)**		(11)		260	
Fair value adjustment for securities available for sale		**284**		213		190	
Dividend payable		**633**		600		913	
Taxation							
— US GAAP		**92**		(15)		92	
— on reconciling items		**233**		217		150	
			(635)		(662)		(139)
Minority interest in reconciling items			**(5)**		(3)		(3)
Estimated shareholders' equity (US GAAP)			**15,605**		15,114		15,506

c *Foreign exchange on investment securities*

Under US GAAP foreign exchange gains on available for sale securities have been recorded as a movement in shareholders' equity. The group's foreign currency exposure arising from such securities is generally fully matched, either through funding in the same currency or through the use of forward exchange contracts. However, the funding and forward contracts do not constitute hedges under SFAS No.133 'Accounting for Derivative Instruments and Hedging Activities' and the related foreign exchange losses are therefore included in income under US GAAP. In economic terms and under UK GAAP there is no such mismatch.

d *Goodwill*

Under US GAAP, SFAS No. 141 'Business Combinations' requires that entities transferred under common ownership are accounted for on an 'as if' pooling basis. During 2002, the group acquired HSBC Republic Holdings (Channel Islands) Ltd, HSBC International Trustee Ltd, HSBC Republic Bank (Cyprus) Ltd and HSBC Nominees Nassau Ltd from another Group company and accordingly, the financial statements have been restated as if they had been owned from the date originally acquired by the Group.

Notes on the Accounts (continued)

5 Differences between UK GAAP and US GAAP *(continued)*

e *Recent developments*

At 1 July 2001, the group adopted the transitional provisions of SFAS No. 142 'Goodwill and Other Intangible Assets', which required goodwill acquired after 30 June 2001 to be capitalised but not amortised and to be subject to annual impairment testing.

At 1 January 2002, the group adopted the remaining provisions of SFAS No. 142, which require that all goodwill acquired up to 30 June 2001 should cease to be amortised but instead be subject to annual impairment testing.

As at 1 January 2002, the group was split into separate 'reporting units' for the purpose of goodwill impairment testing. Each reporting unit is a component of an operating segment, with distinct economic characteristics, for which discrete financial information is produced and the operating results of which are regularly reviewed by segmental management. All goodwill held by the group as at 1 January 2002 was attributed to a relevant reporting unit.

In accordance with SFAS No. 142, the group has completed its transitional impairment test and determined that the fair value of each of the reporting units exceeded its carrying value; thus no write-down of goodwill is required to be recognised.

The following table presents reported net income for comparative periods reconciled to net income adjusted to comply with the provisions of SFAS No. 142:

	Half-year ended 30 June 2002	Half-year ended 30 June 2001	Half-year ended 31 December 2001
	£m	£m	£m
Net income:			
Reported net income	**447**	785	972
Goodwill amortisation	—	230	233
Adjusted net income	**447**	1,015	1,205
Basic and diluted earnings per share:			
Reported net income	**53.3**	95.5	118.7
Goodwill amortisation	—	28.9	29.2
Adjusted net income	**53.3**	124.4	147.9

f *Future developments*

The Accounting Standards Board (UK GAAP) and the Financial Accounting Standards Board (US GAAP) have issued the following accounting standards, which become effective in future financial statements. The group is currently reviewing the likely impact of these statements.

UK GAAP

FRS 17 'Retirement benefits' was issued in December 2000 and will be fully effective for the group's 2003 financial statements. FRS 17, when applied in full, will replace SSAP 24 'Accounting for pension costs', UITF Abstract 6 'Accounting for post-retirement benefits other than pensions' and UITF Abstract 18 'Pension costs following the 1997 tax changes in respect of dividend income'. There are also amendments to other accounting standards and UITF Abstracts.

5 **Differences between UK GAAP and US GAAP** *(continued)*

f *Future developments (continued)*

FRS 17 prescribes the following:

- the accounting for defined contribution schemes remains unchanged;
- in respect of defined benefit schemes, financial statements reflect at fair value the assets and, at actuarial valuation using the projected unit method, the liabilities arising from an employer's retirement benefit obligations and any related funding;
- in respect of defined benefit schemes, the operating costs of providing retirement benefits to employees are recognised in the accounting period(s) in which the benefits are earned by the employees, and the related finance costs and any other changes in value of the assets and liabilities are recognised in the accounting periods in which they arise; and
- the financial statements contain adequate disclosure of the cost of providing retirement benefits and the related gains, losses, assets and liabilities.

FRS 17 required additional disclosure in the group's 2001 year-end financial statements with regard to the closing balance sheet position under the Standard. Additional disclosures will be required in the group's 2002 year-end financial statements relating to the opening and closing balance sheet position under FRS 17, together with the performance statement items. The profit and loss account items comprise the current service cost, expected rate of return on assets and interest cost. Actuarial gains and losses will be recognised in reserves through the Statement of Total Consolidated Recognised Gains and Losses. Under FRS 17 in its current form, the primary statement impact will be recognised initially from 1 January 2003. In July 2002, the ASB issued an exposure draft 'Amendment to FRS 17 Retirement benefits'. The exposure draft proposed to defer the full accounting impact of FRS 17 and to extend the period during which the transitional disclosures required by FRS 17 are included in the Notes on the Accounts. As at 31 December 2001, the impact of FRS 17 would have resulted in a net pension liability of £628 million.

US GAAP

SFAS No. 143 'Accounting for Asset Retirement Obligations' was issued in August 2001. The Statement is effective for fiscal years beginning after 15 June 2002 although early adoption is encouraged. SFAS No. 143 requires that the fair value of an asset retirement obligation be recognised in the balance sheet in the period in which it is incurred and then charged to the profit and loss account over the useful economic life of the asset. Adoption is not expected to have a material impact on the group's US GAAP financial statements.

SFAS No. 144 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of' was issued in October 2001. The Statement supersedes SFAS No. 121 and is effective for fiscal years beginning after 15 June 2002 although early adoption is encouraged. SFAS No. 144 retains many of the fundamental principles of SFAS No. 121 but differs from it in that it excludes goodwill and intangible assets from its provisions and provides greater direction relating to the implementation of its principles. Adoption is not expected to have a material impact on the group's US GAAP financial statements.

SFAS No. 145 'Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections' was issued in April 2002. The Statement rescinds the requirement in SFAS No. 4 that material gains and losses on the extinguishment of debt be headed as extraordinary items. The Statement also amends the accounting guidance in SFAS No. 13, for transactions where a capital lease is replaced by an operating lease, so that transactions of this type are treated as sale and leaseback transactions. Finally, the Standard makes a number of consequential and other technical corrections to other standards. The provisions of the Statement relating to the rescission of SFAS No. 4 are effective for fiscal years beginning after 15 May 2002. Provisions of the Statement relating to the amendment of SFAS No. 13 are effective for transactions occurring after 15 May 2002 and the other provisions of the Statement are effective for financial statements issued on or after 15 May 2002. Adoption is not expected to have a material effect on the group's US GAAP financial statements.

Notes on the Accounts (continued)

5 Differences between UK GAAP and US GAAP *(continued)*

f *Future developments (continued)*

SFAS No. 146 'Accounting for Exit or Disposal Activities' was issued in July 2002. The Statement will prescribe the way in which costs associated with exit or disposal activities are to be determined and the timing of their recognition. The Statement will also provide guidance for the reporting and disclosure of these costs. The group is currently reviewing the impact of applying the Statement, which will be effective for disposal activities initiated after 31 December 2002.

6 Post-balance sheet events

On 1 July 2002, the group acquired from fellow subsidiary undertakings within the HSBC Group, the issued share capital of:

- HSBC Germany Holdings GmbH from HSBC Investment Bank Holdings B.V., for a cash consideration of £356.6 million. HSBC Germany Holdings GmbH is incorporated and registered in Germany and it has a 73.47 per cent interest in HSBC Trinkaus & Burkhardt KgaA (TuB), a partnership limited by shares incorporated and registered in Germany. TuB provides banking and fund services in Germany, Luxembourg and Hong Kong.
- HSBC Republic Bank (UK) Limited from HSBC Investment Bank plc, for a cash consideration of £256 million funded by the issue of one ordinary £1 share to HSBC Holdings plc. HSBC Republic Bank (UK) Limited provides private banking services and is incorporated in England.

Independent Review Report by KPMG Audit Plc to HSBC Bank plc

Introduction

We have been instructed by HSBC Bank plc to review the financial information set out on pages 17 to 28 and we have read the other information contained in the *Interim Results* and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The *Interim Results*, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Listing Rules of the UK Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reason for them, are to be disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in *Bulletin 1999/4: Review of interim financial information* issued by the UK Auditing Practices Board and with standards established by the American Institute of Certified Public Accountants. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards in the United Kingdom and the United States (the objective of which is the expression of an opinion regarding the financial statements taken as a whole) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

United Kingdom review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

United States review conclusion

Based on our review, we are not aware of any material modifications that should be made to the financial information referred to above for it to be in conformity with generally accepted accounting principles in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States as discussed in Note 5, and in Note 44 of the 'Notes on the Accounts' in HSBC Bank plc's *Annual Report and Accounts* for the year ended 31 December 2001.

KPMG Audit Plc
Chartered Accountants
London

5 August 2002

Selected Financial Data in Accordance with US GAAP

The following financial information has been adjusted from data prepared under UK GAAP to reflect significant differences from US GAAP:

	Half-year ended 30 June 2002	Half-year ended 30 June 2001 as restated	Half-year ended 31 December 2001 as restated
	£m	£m	£m
Profit and loss account data for the period			
Net income	**447**	785	972
Balance sheet data at period end			
Total assets	**214,160**	203,208	204,370
	pence	pence	pence
Ratios			
Net income per ordinary share	**53.3**	95.5	118.7
Dividends per ordinary share	**110.4**	75.3	75.3
	per cent	per cent	per cent
Dividend payout ratio for ordinary shares	**207.1**	78.8	63.4
Net income before minority interests as a percentage of average total assets — annualised	**0.4**	0.8	1.0
Net income as a percentage of average shareholders' funds (equity) — annualised	**5.6**	10.1	13.2
Average shareholders' funds (equity) as a percentage of average total assets	**7.1**	7.5	7.2

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom
Telephone: 020 7991 8888
Facsimile: 020 7991 4888
Web: www.hsbc.co.uk

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

HSBC Bank plc
Registrant

R.P. Hennessy
R.P. Hennessy
Chief Financial Officer

Date: 5 August 2002